Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

May 11, 2012

VIA EDGAR

James O’Connor, Esq.

Attorney/Advisor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Ms. Christina DiAngelo

Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:            FS Energy and Power Fund

Post-Effective Amendment No. 1 to Registration Statement on Form N-2
(File No. 333-169679)

Dear Mr. O’Connor and Ms. DiAngelo:

On behalf of FS Energy and Power Fund (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company by telephone on May 7, 2012, May 9, 2012 and May 10, 2012 regarding the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form N-2 (File No. 333-169679) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”).  For your convenience, the Staff’s comments are numbered and presented in italicized text below, and each comment is followed by the Company’s responses.

We also reference below certain of the changes that we have made in response to the Staff’s comments in Post-Effective Amendment No. 2 (“PEA 2”) to the Registration Statement that the

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley

Washington DC    EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

Company filed on May 11, 2012.  The Company will also provide the Staff courtesy copies of PEA 2 as filed and marked to reflect changes from the Registration Statement.

1.             Instruction 8 to Item 4.1 of Form N-2 requires that the senior securities table be audited. In accordance with the Staff’s guidance, to meet the audit requirement, the Company’s independent public accountant must express an opinion on the senior securities table itself or on a financial statement or financial highlights that explicitly includes the information found in the senior securities table.  Please provide such opinion on the senior securities table with the next filing.

The Company has included in PEA 2 at page F-3 a report of the Company’s independent accounting firm covering the senior securities table as requested by the Staff.

2.             We note that the Company declared a special share distribution in February 2012.  Please explain.

As disclosed in the Prospectus, and consistent with the share pricing policy adopted by the Board of Trustees of the Company (the “Board”), from time to time, the Board may (i) increase the Company’s public offering price or (ii) pay special interim distributions in the form of cash or common shares at its discretion in order to reduce the Company’s net asset value (“NAV”) per share, in each case, to ensure that the Company does not sell common shares at a price below NAV per share, as required by the Investment Company Act of 1940 (the “1940 Act”).  In accordance with its share pricing policy, the special share distribution declared by the Company’s Board in February 2012 increased the number of shares outstanding, thereby reducing the Company’s NAV per share. The Board determined this action was necessary to maintain a NAV per share that was below the then-current offering price, after deduction of selling commissions and dealer manager fees, as required by the 1940 Act.  FS Investment Corporation (“FSIC”), an affiliate of the Company, adopted a substantially similar pricing policy and declared eight special stock distributions in 2009 and 2010.  These special stock distributions, which have been disclosed in FSIC’s registration statements and in its quarterly and annual reports, served the same purpose as the special share distribution declared by the Board earlier this year.

3.             Please amend the investment advisory and administrative services agreement (the “Investment Advisory Agreement”) between the Company and its investment adviser (the “investment adviser”) to delete the third part of the incentive fee payable under the Investment Advisory Agreement and revise the disclosure accordingly.

The Company undertakes to submit to the Board at the next in-person meeting of the Board an amendment to the Investment Advisory Agreement that removes the third part of the incentive fee, which is referred to as the subordinated liquidation incentive fee.  The Company’s management will recommend approval of such amendment. Upon approval by the Board of such amendment, the Company will revise its future disclosure in accordance with the amendment.

4.             Please confirm that the Company’s auditors attempted to confirm 100% of the ownership positions of the Company’s securities held by the custodian.

Based on discussions with the Company’s auditors, the Company so confirms.

5.             Please remove the double underscore under the line item “Total liabilities and shareholders’ equity” on page F-3 of the Registration Statement.

The Company has deleted the double underscore on page F-4 of PEA 2.

6.             If the amount of the payment-in-kind (“PIK”) interest income payable to the Company is greater than 5% of the Company’s total interest income, please provide a breakdown of the PIK interest income on the Company’s Consolidated Statements of Operations on page F-4 of the Registration Statement.

For the year ended December 31, 2011, the Company earned approximately $49,000 of PIK interest income, which accounts for approximately 3.5% of the Company’s total interest income.  Since this percentage is less than 5%, the Company has not included the breakdown of the PIK interest income on its Consolidated Statements of Operations.  However, the Company undertakes to continue to comply with the Staff’s comment in future filings with the Commission.

7.             Please specifically identify on the Company’s Consolidated Schedule of Investments in future filings with the Commission those investments that pay PIK interest.

As of December 31, 2011, the Company held no PIK securities.  However, the Company undertakes to comply with the Staff’s comment in future filings with the Commission.

8.             Please explain why the “Principal Amount” for the Company’s investment in Fortune Creek Co-Invest I L.P. set forth under the subheading “Equity/Other” in the Company’s Consolidated Schedule of Investments on page F-7 of the Registration Statement is “N/A”.

The Company’s interest in the limited partnership set forth on the Company’s Consolidated Schedule of Investments is not a dollar-specific amount but rather a specific percentage interest in the limited partnership.

9.             Footnote (f) to the Company’s Consolidated Schedule of Investments on page F-7 of the Registration Statement indicates each investment that is “not a qualifying asset under the Investment Company Act of 1940, as amended.” However, Note 8 to the Company’s consolidated financial statements for the year ended December 31, 2011 provides that “for purposes of Section 55(a) under the 1940 Act, the Company treats each loan underlying the

TRS as a qualifying asset if the obligor on such loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company.”  Please explain.

As the Staff is aware, the Company previously agreed with the Staff that for purposes of Section 55(a) under the 1940 Act, it will treat a loan underlying the total return swap (“TRS” and the underlying loans, the “TRS loans”) with Citibank, N.A. as a qualifying asset if the obligor on the TRS loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company. Accordingly, in Note 8 to the Company’s consolidated financial statements for the year ended December 31, 2011, the Company has noted, on a “look through” basis, which TRS loans represent non-qualifying assets.  However, consistent with customary accounting treatment for derivatives, the Company, on a “non-look through” basis, has treated the TRS as a non-qualifying asset, as reflected on the Company’s Consolidated Schedule of Investments as of December 31, 2011.

10.           In Footnote (f) to the Company’s Consolidated Schedule of Investments on page F-7 of the Registration Statement, please disclose in future filings with the Commission the percentage of the Company’s total assets that are non-qualifying assets.

The Company undertakes to comply with the Staff’s comment.

11.           Note 1 to the Company’s consolidated financial statements includes disclosure of the dollar amount of distributions reinvested by shareholders of the Company.  Please disclose in future filings with the Commission the total number of shares issued by the Company in connection with the reinvested shareholder distributions.

The Company undertakes to comply with the Staff’s comment.

12.           Please explain the treatment of net realized gains and net unrealized gains in the calculation of the incentive fee payable under the Investment Advisory Agreement and illustrate the calculation of the $67,000 capital gains incentive fee accrued by the Company during the year ended December 31, 2011, as disclosed in the Company’s Registration Statement.

Pursuant to the Investment Advisory Agreement, the incentive fee on capital gains during operations equals 20% of the Company’s incentive fee capital gains, which equals its realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees.  As the Staff is aware, while the Investment Advisory Agreement neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of an American Institute for Certified Public Accountants Technical Practice Aid for investment companies, the Company includes unrealized gains in the calculation of the capital gains incentive fee expense and related capital gains incentive fee payable. This accrual reflects the incentive fees that would be payable to the investment adviser if the Company’s entire portfolio was liquidated at its fair value as of the balance sheet date even though the investment adviser is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized. During the period from July 18, 2011 through December 31, 2011, the Company accrued a capital gains incentive fee of $67,000 based on the performance of its portfolio, all of which was based on unrealized gains and none of which is payable to the investment adviser.  A calculation of this amount is set forth in Exhibit A to this letter. The difference in the amount reflected in the spreadsheet as compared to the amount accrued during the period from July 18, 2011 through December 31, 2011, as reported in the Company’s consolidated financial statements for the year ended December 31, 2011, is a result of rounding differences in the amounts set forth in the consolidated financial statements.

13.           Note 4 to the Company’s consolidated financial statements for the year ended December 31, 2011 provides that the Company reimburses the investment adviser for “expenses necessary for its performance of services related to administering and operating the Company, provided that such reimbursement is equal to the lower of [the investment adviser]’s actual costs or the amount that the Company would be required to pay for comparable services in the same geographic location.”  Please either explain in future filings with the Commission after May 15, 2012 how the Company determines what the Company would be required to pay for “comparable services in the same geographic location” or revise the disclosure in Note 4 to reflect the Company’s procedures for determining the costs for comparable services.

The Company undertakes to comply with the Staff’s comment in future filings with the Commission after May 15, 2012.

14.           Please disclose in future filings with the Commission how long the obligation of the Company to reimburse the investment adviser for organization and offering expenses will last.

The Company undertakes to comply with the Staff’s comment.

15.           Note 5 to the Company’s consolidated financial statements for the year ended December 31, 2011 on page F-18 states that “The aggregate net unrealized depreciation on a tax-basis, including the Company’s TRS, was $166 as of December 31, 2011.”  However, disclosure included on page F-20 states that “As of December 31, 2011, the gross unrealized appreciation on the Company’s investments and total return swap was $788.  As of December 31, 2011, the gross unrealized depreciation on the Company’s investments and foreign currency was $850.”  Please reconcile these amounts and make any necessary revisions to this disclosure in future filings with the Commission.

The calculation of the gross unrealized depreciation on the Company’s investments as of December 31, 2011 disclosed on page F-20 of the Registration Statement excluded the unrealized depreciation of the TRS.  The Company has revised the disclosure accordingly and undertakes to disclose both of these amounts inclusive of the unrealized depreciation of the TRS in future filings with the Commission.

16.           Please describe the termination fee, if any, payable in connection with a termination of the TRS?

The Company respectfully submits that there is no termination fee under the terms of the TRS that is payable in connection with a termination of the TRS.

17.           Please explain the difference between (a) the amount disclosed for December 31, 2011 for “Issuance of common shares” in the Company’s Consolidated Statements of Changes in Net Assets on page F-5 of the Registration Statement, and (b) and the gross proceeds figure disclosed in the Company’s Registration Statement for the year ended December 31, 2011 on page 3 of the Registration Statement.

Please see Exhibit B to this letter for a reconciliation of the difference between (a) the amount disclosed for December 31, 2011 for “Issuance of common shares” in the Company’s Consolidated Statements of Changes in Net Assets and (b) the gross proceeds amount for the year ended December 31, 2011 disclosed on page 3 of the Company’s Registration Statement. As shown in the attached reconciliation, the amount disclosed on the Company’s Consolidated Statements of Changes in Net Assets does not reflect proceeds received from the reinvestment of shareholder distributions under the Company’s distribution reinvestment plan or selling commissions and dealer manager fees paid in connection with the sale of such shares, but does include approximately $20 million in proceeds received in connection with the Company’s pre-launch private placement of common shares described in the Registration Statement, which amount is not reflected in the gross proceeds figure on page 3 of the Registration Statement.

18.          Please revise the hypothetical expenses calculation on page 19 of the Registration Statement to be consistent with the example calculation provided separately by the Staff.

The Company has revised the hypothetical expenses calculation on page 18 of PEA 2 to be consistent with the calculation provided by the Staff.

19.          Please explain the difference between (a) the total operating expenses for the year ended December 31, 2011 reflected in the Company’s Consolidated Statements of Operations on page F-4 of the Registration Statement, and (b) the amount of operating expenses for the period from July 18, 2011 (date of commencement of operations) through December 31, 2011 reflected in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) on page 73 of the Registration Statement.

Please see Exhibit C to this letter for a calculation of the difference between (a) the total operating expenses for the year ended December 31, 2011 reflected in the Company’s Consolidated Statements of Operations and (b) the amount of operating expenses for the period from July 18, 2011 (date of commencement of operations) through December 31, 2011 reflected in the Company’s MD&A. The difference is a result of approximately $167,000 in organizational costs that were incurred by the Company for the period from January 1, 2011 through July 18, 2011, which amounts were not included in the amount of total operating expenses reflected in the Company’s MD&A, as the Company focused its discussion in the MD&A to periods following commencement of operations.  On page 72 of the MD&A, the Company disclosed the fact that it commenced operations on July 18, 2011 and generally had no operations prior to this time except for matters relating to it organization, and noted the $167,000 of organizational costs incurred by it from January 1, 2011 through July 18, 2011.

20.          Please explain the difference between (a) the net increase (decrease) in net assets resulting from operations for the year ended December 31, 2011 reflected in the Company’s Consolidated Statements of Operations on page F-4 of the Registration Statement, and (b) the net increase (decrease) in net assets resulting from operations for the period from July 18, 2011 through December 31, 2011 reflected in the Company’s MD&A on page 75 of the Registration Statement.

Please see Exhibit C to this letter for a calculation of the difference between (a) the net increase (decrease) in net assets resulting from operations for the year ended December 31, 2011 reflected in the Company’s Consolidated Statements of Operations, and (b) the net increase (decrease) in net assets resulting from operations for the period from July 18, 2011 through December 31, 2011 reflected in the Company’s MD&A. The difference is a result of approximately $167,000 in organizational expenses that were incurred by the Company for the period from January 1, 2011 through July 18, 2011, which amounts were not included in the calculation of net increase (decrease) in net assets resulting from operations reflected in the Company’s MD&A, as the Company focused its discussion in the MD&A to periods following commencement of operations. On page 72 of the MD&A, the Company disclosed the fact that it commenced operations on July 18, 2011 and generally had no operations prior to this time except for matters relating to it organization, and noted the $167,000 of organizational costs incurred by it from January 1, 2011 through July 18, 2011.

21.           Please explain the statement on page 4 of the Registration Statement regarding the share distribution.  Was the share distribution made to reduce NAV per share to prevent the Company from selling common shares below NAV?  If so and, as indicated, the distribution was made after the date the common shares were sold, please explain how there was not a violation of Section 23(b) of the 1940 Act.

The Company respectfully informs the Staff that the share distribution was completed prior to the subsequent sale of shares to ensure compliance with Section 23(b) of the 1940 Act.  The statement referenced by the Staff in its Comment makes clear that the historical financial information contained in the table to which the statement relates has been restated for prior periods for purposes of consistency of presentation, as required by generally accepted accounting principles (“GAAP”).

22.           Please explain the phrase “based upon the purchase price of our investments” on page 5 of the Registration Statement.  Please explain how the gross annual yield is calculated.

The Company respectfully informs the Staff that the estimated gross annual portfolio yield is calculated based upon the income produced by the securities in the Company’s portfolio, prior to the application of leverage, relative to the purchase price of such investments.  That is, in order to arrive at the estimated gross annual portfolio yield as of December 31, 2011, the Company divided the estimated income, on an annualized basis, of all securities in the portfolio as of December 31, 2011 (based primarily upon the stated interest rate or coupon and any accretion of discount for such securities) by the aggregate purchase price of all such securities in the portfolio as of such date.  By way of example, if the Company’s portfolio consisted of a single security that was purchased for $1,000 and had a stated coupon of 7%, thereby resulting in $70 in annualized interest income, the estimated gross annual yield for such hypothetical portfolio would be 7% ($70 / $1,000 = 0.07, or 7%).

23.           Does the statement on page 5 of the Registration Statement regarding the portfolio securities’ ratings mean that Moody’s actually rated these securities?  If not, who rated these securities?  Please disclose that such securities are “judged as being speculative and a high credit risk.”  Please disclose how the rest of the securities in the portfolio compare with the “rated” securities in terms of credit quality.

The Company respectfully informs the Staff that each of the rated securities in the Company’s portfolio were rated by Moody’s, using the Moody’s scale. In response to the Staff’s request to add additional disclosure regarding the speculative nature of the securities in which the Company invests, we direct the Staff to the following bolded disclosure on the cover page of the Prospectus, which we believe directly addresses the Staff’s concern: “We invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.”  With respect to the Staff’s request that the Company disclose how unrated securities in the portfolio compare with rated securities in terms of credit quality, the Company respectfully submits that it believes that, in most cases, the credit quality of such securities is stronger than those securities that are rated. Many of these unrated securities are proprietary investments in which only the Company or a select few investors were permitted to invest and which the Company believes are fundamentally sound from a financial perspective because they exhibit the potential to maintain sufficient cash flows and profitability to service the Company’s debt in a range of economic environments.

24.           Please revise the disclosure on page 7 of the Registration Statement by striking the following phrase: “capital to you for tax purposes” and replacing with “your investment, after deducting our fees and expenses.” Also, please revise the similar disclosure on page 17 of the Registration Statement.

The Company has revised the relevant disclosure in PEA 2 as requested by the Staff to make clear that a return of capital generally represents return of a shareholder’s investment rather than a return of earnings or gains derived from the Company’s investment activities and will be made after deduction of the fees and expenses payable in connection with the offering, including any fees payable to investment adviser.  However, as noted in the Registration Statement, because certain investments the Company may make, including preferred and common equity investments, may generate dividends and other distributions to us that are treated for tax purposes as a return of capital to the Company, a portion of the Company’s distributions to shareholders may also be deemed to constitute a return of capital for tax purposes to the extent that the Company may use such dividends or other distribution proceeds to fund the Company’s distributions to shareholders. Such “return of capital” distributions do not represent a refunding of a shareholder’s investment or a distribution from borrowings of the Company, but rather a pass through of what are essentially gains on investments that are treated for tax purposes as a return of capital.

25.           Please delete the word “diversified” and derivations thereof as used throughout the Prospectus.  The Company is non-diversified.

As disclosed throughout the Prospectus, the Company is a non-diversified business development company for purposes of Section 5 of the 1940 Act.  However, as stated in the Prospectus, the Company seeks to diversify its portfolio broadly among issuers and industries, thereby attempting to reduce the risk of a downturn in any one company or industry having a disproportionate impact on the value of the Company’s portfolio.  In this context, the Company respectfully submits that the terms “diversify” and “diversification” are being used in a more general manner to express the Company’s intent to reduce risk by investing in a variety of assets, across industries.  Such diversification is also mandated by the regulations applicable to regulated investment companies under the Internal Revenue Code of 1986, as amended (the “Code”), with which the Company seeks to comply.  The Company believes it is important for investors to know that the Company does not intend to invest in only one type of issuer or industry, which would subject the Company to risks if there was a downturn in such industry.  The Company respectfully submits that the use of such terms in this context would not mislead investors to believe that the Company was a “diversified” fund for purposes of the 1940 Act.  However, the Company has clarified its disclosure in the subsection of the Prospectus Summary entitled “—Share Repurchase Program” to make clear that it is subject to the diversification requirements of the Code, not the 1940 Act.

26.           The statement “if we have not conducted a public equity offering in any continuous two year period” is inconsistent with disclosure elsewhere in the Prospectus (i.e. pages 33 and 34).  Please explain.

As disclosed in the Prospectus, the Company views its offering stage to be complete as of the termination date of its most recent public equity offering if the Company does not conduct a public equity offering in any continuous two period following the end of such termination date.  For example, if the Company terminated its current public equity offering on June 1, 2012, and the Company did not conduct a public equity offering at any time for the following two years (i.e., until June 1, 2014), then the Company’s offering stage would be deemed to be completed as of June 1, 2012.

27.           Disclosure subsequent to the last sentence on page 17 of the Registration Statement appears to indicate that the Company may have made a return of capital distribution at some point.  If so, please provide appropriate disclosure.

The Company respectfully submits that, as of December 31, 2011, it had not made any distributions that represented a return of capital for shareholders.  As disclosed in PEA 2, including on page 62, the Company has funded all of its distributions since inception from net investment income, capital gains proceeds from the sale of assets and expense reimbursements from the sponsor.

28.           Regarding footnote 3 on page 20 of the Registration Statement, we note that $4.1 million of offering costs mentioned in the footnote works out to a 1.5% ratio where $274.5 million is raised.  We also note that 1.5% is the offering expense ratio where the $1,507,500,000 maximum is raised (150 million shares sold).  This linear relationship seems unlikely.  The offering costs normally include both fixed and variable costs and benefit from economies of scale, with the result that the expense ratio should be higher if fewer than the maximum number of shares are sold (Please see the highlighted description on page 26 of the Registration Statement).  Accordingly, it appears unrealistic for the Company to assume that its offering expense ratio will be the same — 1.5% — whether it sells $1,507,500,000 of shares or $274.5 million.  Please explain how the offering costs of $4.1 million were estimated.  Further as commented above, the offering expenses should be based on the weighted average of shares expected to be sold over the year.

The Company respectfully submits that the 1.5% is a cap on the percentage of offering expenses that may be reimbursed by the Company to the investment adviser.  The table assumes a capital raise of $274.5 million.  Accordingly, the application of the 1.5% cap results in a linear $4.1 million in offering expenses.  In each and every case, because the 1.5% is a cap, the calculation will in fact be linear.

29.           Please confirm to us that, as the Company accrues unrealized gains in the future, it will accrue the corresponding incentive fee on capital gains and include this amount with the incentive fee on liquidated capital gains presented in the fee table.  Please confirm to us that this amount of the incentive fee included in the fee table will correspond to the amount of the incentive fee accrued on unrealized gains in the financial statements for the period.  Please define the term “gross assets.”  Will gross assets be reduced, for example, by the liability created by the estimated incentive fee on unrealized appreciation, by an estimated liability arising from legal proceedings?

The Company confirms these statements.  Gross assets equals total assets set forth on the Company’s balance sheet.  Gross assets will not be reduced by the fees or liabilities mentioned by the Staff above unless such amounts are paid.

30.           Please explain whether capital gains accrued by the Company based on the reciprocal annual payments under the total return swap are “realized capital gains” for purposes of Section 205 of the Investment Advisers Act of 1940 (the “Advisers Act”).

The Company respectfully submits that for purposes of GAAP, such payments constitute “realized capital gains” on a derivative security.  Section 205 of the Advisers Act allows incentive fees to be accrued on realized capital gains.  Under GAAP, capital gains accrued by the Company based on the reciprocal annual payments under the TRS are “realized capital gains.”  Accordingly, the Company accrues for such capital gains.

31.           On page 40, the Registration Statement states “Our distribution proceeds have exceeded and in the future may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from our public offering.”  Please explain this statement.

The Company respectfully submits that its distribution proceeds have exceeded and in the future may exceed the Company’s earnings, particularly during the period before it has substantially invested the net proceeds from its public offering.  This does not mean that the Company intends to make what are generally considered to be “return of capital” distributions — i.e., distributions from offering proceeds or borrowings.  Prior to February 14, 2012, the Company’s sponsor, Franklin Square Holdings, L.P. (“Franklin Square Holdings”), agreed to reimburse the Company for expenses in an amount that was sufficient to ensure that, for tax purposes, the Company’s net investment income and net capital gains were equal to or greater than the cumulative distributions paid to its shareholders in each quarter. This arrangement was designed to ensure that no portion of the Company’s distributions represented a return of capital for its shareholders. Under this arrangement, Franklin Square Holdings had no obligation to reimburse any portion of the Company’s expenses.

As noted in PEA 2, beginning with the quarter ended March 31, 2012, Franklin Square Holdings formalized its obligation to backstop expenses by entering into an Expense Support and Conditional Reimbursement Agreement, dated as of February 14, 2012 (“the “Expense Reimbursement Agreement”), with the Company.  Pursuant to the Expense Reimbursement Agreement, Franklin Square Holdings agreed to reimburse the Company for expenses in an amount that is sufficient to ensure that no portion of the Company’s distributions to shareholders will be paid from its offering proceeds or borrowings.

32.           The disclosure on page 66 of the Registration Statement indicates that 7.5% of the Company’s gross investment income was attributable to “discount and PIK interest.”  Please distinguish the extent to which this accretion was attributable to market discount and/or original issue discount (“OID”), which includes PIK interest.  Disclose the accounting conditions that must be met to accrue OID, including PIK interest, as income in the Company’s financial statements.  Disclose that the higher interest rates of these instruments reflect the payment deferral and increased credit risk associated with these instruments.  Disclose that the valuations of these instruments are riskier because their continuing accruals require ongoing judgments about the collectability of the deferred payments.  Disclose that the payment deferral has the effect of increasing assets under management and thereby increasing the base management fee.   In addition, disclose that even if the accounting conditions for income accrual are met, the borrower could still default when the Company’s actual collection is supposed to occur at the maturity of the obligation.  Please confirm that the Company’s OID and PIK income, as well as any other deferred payment income, will be separately identified in the Company’s financial statements.  See Rule 6-07(1) of Regulation S-X.  The Company’s Schedule of Investments should also show the bifurcation of cash and non-cash interest for each security.  See AICPA Audit Risk Alert, Investment Companies Industry Developments—2011/12 at 86.

The Company respectfully submits that, as disclosed on the Company’s Statements of Cash Flows on page F-7 of PEA 2, $49,000 of the Company’s gross investment income was attributed to PIK interest and $56,000 was attributed to market discount. The Internal Revenue Service’s (“IRS”) Publication 1212 (Rev. March 2010) defines OID as “a form of interest.  It is the excess of a debt instrument’s stated redemption price at maturity over its issue price (acquisition price for a stripped bond or coupon).  Zero coupon bonds and debt instruments that pay no stated interest until maturity are examples of debt instruments that have OID.”  OID issuances are essentially debt instruments which are issued at a discount to par along with a reduced interest rate or zero coupon feature.  OID issuance is typically used when an issuer has increased credit risk and, as a result, sells its debt at a severe discount in order to obtain a lower interest rate on the debt.

The Company’s portfolio is primarily comprised of income-oriented securities of privately-held energy companies within the United States.  The Company generally acquires such debt investments in one of two ways: (i) new issuances directly from the borrower in syndicated transactions or (ii) from unaffiliated third- parties in transactions on the secondary market.  In the case of newly issued loans, such securities are generally issued at prices ranging from 98% to 100% of par value.  With respect to secondary market transactions, which represents a majority of the Company’s purchases, such securities generally are purchased from unaffiliated third parties in transactions effected in a secondary trading market.

As noted in the Prospectus, the Company’s investment adviser employs a defensive investment approach focused on long- term credit performance and principal protection by, among other things, investing primarily in established, stable enterprises with positive cash flows.   As of March 31, 2012, the Company did not hold any zero coupon or other similar investments that would be classified as OID securities under existing IRS interpretations.

The Company describes the accounting conditions that are applicable to the accrual of OID in Note 2 to the Company’s consolidated financial statements on page F-12 of PEA 2. Also, as described in our response to comment 6 above, the Company’s PIK interest income accounted for less than 5% of the Company’s total interest income and therefore a breakdown of the PIK interest income is not required to be provided in the Company’s consolidated financial statements. The Company also directs the Staff to the risk factor entitled, “We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income” on page 58 of PEA 2. Such risk factor discusses the risk associated with OID and PIK referenced in the Staff’s comment. Additional disclosure on the topic can also be found under “Material U.S. Federal Income Tax Considerations—Taxation as a Regulated Investment Company”.

33.           Regarding the table on page 66 of the Registration Statement, why is this amount of capital gains higher than the amount used to estimate the incentive fee on capital gains in the fee table?  Please explain.

The Company respectfully submits that the disclosure (which is now on page 64 of PEA 2) provides that capital gains proceeds from the sale of assets accounted for 5% of the Company’s distributions for the year ended December 31, 2011.  All realized capital gains are available to fund distributions to shareholders.  However, in calculating the incentive fee payable to the investment adviser, unrealized capital depreciation is included in the calculation.  As a result, the 20% incentive fee may apply to a lower number than the realized gains.  In addition, the assumed incentive fee expense in the fees and expenses table is expressed as a percentage of net assets, rather than distributions, and, therefore, results in a lower percentage.

34.           Please confirm that Section 205 of the Advisers Act permits the gain on the TRS to be included in realized capital gains for purpose of the incentive fee.  Also, on page 66 of the Registration Statement, please explain what the “discount” referred to is?

The Company respectfully so confirms.  Accretion of discount refers to amortization of income resulting from investments bought at a discount to par.

* * * * * * *

We would like to be in a position for PEA 2 to be declared effective on Friday, May 11, 2012.  If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510 or Thomas Friedmann at (202) 261-3313.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

Cc:	Christian T. Sandoe
Securities and Exchange Commission
Gerald F. Stahlecker
Stephen Sypherd
FS Energy and Power Fund
Thomas Friedmann
Dechert LLP

Exhibit A

Capital Gains Incentive Fee Calculation

Realized Gains	$376	10-K Statement of Operations

Gross Unrealized Depreciation	$(833)	A

Base/(Excess)	$(457)	No payable on realized gains since negative

Gross Unrealized Appreciation	$667	A

Unrealized Appreciation TRS	$121	10-K Balance Sheet

Excess from Above	$(457)

Base for Unrealized Fee Calculation	$331

Incentive Fee Rate	20%

Incentive Fee Calculation	$66.2

Incentive Fee per 10-K	$67	Accrued payable on unrealized gains

Sum A	$(166)	10-K Statement of Operations

Exhibit B

Reconciliation of Offering Amounts from 10-K to Page 3 of Post Effective Amendment

Issuance of Common Shares	$68,403	10-K Statement of Changes
Reinvestment of shareholder distributions	$318	10-K Statement of Changes
Commissions	$4,655	10-K Footnote 1
Gross Offering	$73,376
Private Placement	$(20,004)	10-K Part II Page 74
	$53,372	Post Effective Amendment Page 3

Exhibit C

Management Discussion and Analysis Reconciliation

Total Operating Expenses
Per MD&A	$1,299	Period from July 18 through December 31, 2011
Per Financial Statements	$1,466	Year ended December 31, 2011
	$(167)	Organizational expenses from January 1, 2011 through July 18, 2011

Net Increase (Decrease) in Net Assets Resulting from Operations
Per MD&A	$1,134	Period from July 18 through December 31, 2011
Per Financial Statements	$967	Year ended December 31, 2011
	$167	Organizational expenses from January 1, 2011 through July 18, 2011